1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

May 6, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Commonwealth Credit Partners BDC I, Inc.

Ladies and Gentlemen:

Please find enclosed for filing on behalf of Commonwealth Credit Partners BDC I, Inc. (the “Company”), an externally-managed, non-diversified, closed-end management investment company that intends to elect to be treated as a business development company under the Investment Company Act of 1940, as amended, the Company’s initial Registration Statement on Form 10.

If you have any questions relating to this filing, please do not hesitate to contact the undersigned at 212.698.3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz